QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

HURRAY! HOLDING CO., LTD.
(Name of Subject Company

SHANDA MUSIC GROUP LIMITED
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Names of Filing Persons—Offeror)

Ordinary Shares, Par Value $0.00005 Per Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares
(Title of Class of Securities)

44 777 3102
(Cusip Number of American Depositary Shares)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People's Republic of China
Telephone: +86 21 5050-4740
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Lin, Esq.
Mark Lehmkuhler, Esq.
Davis Polk & Wardwell
18/F, The Hong Kong Club Building
3A Chater Road
Hong Kong
Telephone: +852 2533-3300

CALCULATION OF FILING FEE

Transaction Valuation* $46,201,812	Amount of Filing Fee**$2,578.06
*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase 1,155,045,300 ordinary shares of Hurray! Holding Co., Ltd., par value $0.00005 per ordinary share (including ordinary shares represented by American Depositary Shares), at a purchase price of $0.04 in cash per share.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2009, by multiplying the transaction valuation by 0.00005580.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Shanda Music Group Limited, a British Virgin Islands company ("Shanda Music") and a wholly owned subsidiary of Shanda Interactive Entertainment Limited, a Cayman Islands company ("Shanda"), to purchase 1,155,045,300 ordinary shares, par value $0.00005 per share (the "Shares") of Hurray! Holding Co., Ltd., a Cayman Islands company ("Hurray"), including Shares represented by American Depositary Shares (the "ADSs," each representing 100 Shares), at $0.04 per Share (equivalent to $4.00 per ADS), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2009 (the "Offer to Purchase"), and in the related Letter of Transmittal to Tender American Depositary Shares (the "ADS Letter of Transmittal") or the Letter of Transmittal to Tender Ordinary Shares (the "Share Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 16, 2009.
(a)(1)(B)	Form Letter of Transmittal to Tender American Depositary Shares.
(a)(1)(C)	Form Letter of Transmittal to Tender Ordinary Shares.
(a)(1)(D)	Form Notice of Guaranteed Delivery.
(a)(1)(E)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Summary Advertisement dated June 16, 2009.
(a)(5)(A)	Press release dated June 8, 2009 announcing the execution of the Tender Offer Agreement (incorporated by reference to Schedule TO-C filed by Shanda Interactive Entertainment Limited on June 8, 2009).
(d)(1)	Tender Offer Agreement dated as of June 8, 2009 by and among Shanda Music Group Limited, Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd.
(d)(2)	Confidentiality Agreement dated April 24, 2009 by and between Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2009

SHANDA MUSIC GROUP LIMITED
By:	/s/ TIANQIAO CHEN Name: Tianqiao Chen Title: Director
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
By:	/s/ TIANQIAO CHEN Name: Tianqiao Chen Title: Chairman and Chief Executive Officer

QuickLinks

  Items 1 through 9, and Item 11.
  Item 10. Financial Statements.
  Item 12. Exhibits.
SIGNATURES